Local Office Doc No.SDILIB1\MSK\263308.01(5N6401!.DOC)Doc Path Orig Doc Path
Doc Name Addressee(s)   Signer(s)   Cause No.   Parties   Client
No.023321Matter No.0001Client NameCORSAIR COMMUNICATIONSMatter
              SEC 1344 (6/94)ion Bank Document   Date FooterStore DocumentType

                                               (Attach Extra Sheets if Needed)
                                                                 SEC 1344 (6/94)
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                               UNITED STATES                   OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                                             OMBNumber:3235-0058
                                                             Expires:3/31/97
                                                             Estimated
                                                             average burden
                                                             hours per
                                                             response....2.50
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                                  FORM 12b-25                 SEC FILE NUMBER
                                                                 000-22859
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                                                             ------------------
                           NOTIFICATION OF LATE FILING
                                                             ------------------
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                                                                    CUSIP NUMBER
(Check     |X|Form    |_| Form |_| Form  |_| Form |_| Form
One):      10-KSB     20-F     11-K      10-Q     N-SAR
                                                             ------------------
          For  Period
          Ended:        December 31, 1998
                     ------------------------
          |_|   Transition   Report   on
          Form 10-K
          |_|   Transition   Report   on
          Form 20-F
          |_|   Transition   Report   on
          Form 11-K
          |_|   Transition   Report   on
          Form 10-Q
          |_|   Transition   Report   on
          Form N-SAR
----------- For the Transition Period Ended------------------------------------

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 Read Instruction (on back page) Before Preparing Form. Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify
Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
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   Corsair Communications, Inc.
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Full Name of Registrant

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Former Name if Applicable
   3408 Hillview Avenue
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Address of Principal Executive Office (Street and Number)
   Palo Alto, CA  94304
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City, State and Zip Code
PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
           |X|(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
           |X|(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
           |X|(c)The  accountant's  statement or other exhibit  required by Rule
                 12b-25(c) has been attached if applicable.
PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report, or portion thereof, could not be filed within the prescribed time period.
           On June 23, 1998 Corsair Communications, Inc. ("Corsair") acquired Subscriber Computing, Inc. ("Subscriber") through a merger in which Subscriber became a wholly owned subsidiary of Corsair (the "Merger"). The Merger was accounted for as a pooling of interest. As a result of the Merger, Corsair has elected to obtain consents from each of KPMG LLP and Deloitte & Touche LLP with respect to its 1996 and 1997 financial statements. Deloitte & Touche LLP acted as the independent auditors of Subscriber but does not perform this role for Corsair, and as a result was unable to complete the procedures required to release its consent in the time frame required to file Corsair's Annual Report on Form 10-K. The delay in obtaining Deloitte & Touche LLP's consent also resulted in KPMG LLP not being able to release its consent in the time frame required.

PART IV -- OTHER INFORMATION

(1)    Name and  telephone  number  of person  to  contact  in
      regard to this notification
                   Martin J. Silver                     (650)      842-3281
                       (Name)                        (Area Code)  (Telephone
                                                                         Number)
-----------------------------------------------------

(2)    Have  all  other   periodic   reports   required  under
      Sections 13 or 15(d) of the  Securities  Exchange Act of
      1934 or  Section 30  of the  Investment  Company  Act of
      1940 during the  preceding 12 months or for such shorter
      period  that the  registrant  was  required to file such
      report(s)  been  filed?  If the  answer is no,  identify
      report(s).
      |X| Yes
      |_| No
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(3)    Is  it  anticipated  that  any  significant  change  in
      results of operations from the corresponding  period for
      the last fiscal year will be  reflected  by the earnings
      statements  to be  included  in the  subject  report  or
      portion thereof?
      |_| Yes
      |X| No
      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                      Corsair Communications, Inc.
           ----------------------------------------------------
                 (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date   March 31, 1999                  By/s/ Martin J. Silver
    -------------------------------      --------------------------------------
                                         Martin J. Silver
                                         Chief Financial Officer

SDILIB1\MSK\263308.01(5N6401!.DOC)


Corsair Communications, Inc.                                       March 31,
1999
Palo Alto, California

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by Corsair Communications, Inc. (the Company) on or about March 31, 1999, which contains notification of the registrant's inability to file its Form 10-K by March 31, 1999. We have read the Company's statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the consolidated financial statements for the year ended December 31, 1998, to be included in Form 10-K.

                                                              Very truly
yours,

                                                              KPMG LLP